SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.1 (the “Issuer”)

(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)

(Title of Class of Securities)

40051022

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  Translation of Issuer’s Name: Central North Airport Group.

2  No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

CUSIP No. Not Applicable
1.	Names of Reporting Persons David Martínez
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 57,282,377 Series B Shares[3]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,282,377 Series B Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) IN

3  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Fintech Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 57,282,377 Series B Shares[4]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,282,377 Series B Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

4  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Bagual S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power[5] 57,282,377 Series B Shares[6]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

5  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

6  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Grenadier S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power[7] 57,282,377 Series B Shares[8]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

7  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

8  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Pequod S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power[9] 57,282,377 Series B Shares[10]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

9  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

10  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Harpoon S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power[11] 57,282,377 Series B Shares[12]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

11  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

12  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Expanse S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power[13] 57,282,377 Series B Shares[14]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

13  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

14  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons. Servicios de Tecnologia Aeroportuaria, S.A. de C.V.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 57,282,377 Series B Shares[15]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,282,377 Series B Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

15  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

Item 1.  Security and Issuer

This Amendment No. 10 (the “Tenth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 1, 2007 (the “Schedule 13D”), as subsequently amended, by David Martínez, Fintech Holdings Inc. (“FH”), Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”), Expanse S.à r.l. (“Expanse”), Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) (each a “Reporting Person” and together the “Reporting Persons”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 4.  Purpose of Transaction

Item 4 is amended and restated in its entirety to read as follows:

History of Reporting Persons’ Acquisition of the Series B Shares

In 2007, Empresas ICA, S.A.B. de C.V. (“EMICA” and, together with its subsidiaries, the “ICA Parties”) acquired an interest in the Issuer.  The ICA Parties filed a Schedule 13D on November 1, 2007 reporting indirect beneficial ownership of 51.94% of the Series B Shares and amended it periodically until March 29, 2016.

On June 16, 2016, a Fintech subsidiary controlled by David Martínez acted as lender in a US$215,000,000 committed rescue financing to the ICA Parties (the “Rescue Financing”), which instrument was convertible into up to 40% of the equity of ICA Tenedora, S.A. de C.V. (“ICATEN”), a wholly-owned subsidiary of EMICA.  On August 25, 2017, the ICA Parties filed for a Mexican concurso mercantil bankruptcy proceeding pursuant to a pre-packaged restructuring plan.  On July 16, 2018, Bagual, Grenadier and Pequod exercised the conversion option under the Rescue Financing (which financing had been transferred to such other entities within the Fintech group and also controlled by David Martínez in 2017 pursuant to an internal corporate reorganization) to acquire 40% of ICATEN, which, combined with the ICATEN shares then owned by Bagual, Grenadier and Pequod pursuant to conversion of their debt as part of the concurso mercantil, resulted in David Martínez and certain of his affiliates indirectly acquiring beneficial ownership of certain of the Series B Shares of the Issuer owned by the ICA Parties. From time to time, since the Rescue Financing was extended, certain affiliates of the Reporting Persons have acted as custodians of the Series B Shares held by SETA and while acting as custodians, exercised customary rehypothecation rights in connection therewith. The Reporting Persons have agreed with their custodians that they will no longer exercise rehypothecation rights.

Prior to April 16, 2019, Reporting Persons Bagual, Grenadier, Pequod and Harpoon were wholly-owned subsidiaries of Fintech Advisory Inc. (“FAI”).  On April 16, 2019, FAI entered into another internal corporate reorganization and Split-Off Agreement among FAI, David Martínez, and Fintech Advisory Escindida Inc. that transferred 100% of the equity interest in Bagual, Grenadier, Pequod and Harpoon from FAI to Fintech Advisory Escindida Inc., a corporation organized under the laws of Delaware.  On April 16, 2019, Fintech Advisory Escindida Inc. changed its corporate name to Fintech Holdings Inc. (“FH”).  David Martínez is the sole shareholder of FH.  As a result of the corporate reorganization, Bagual, Grenadier, Pequod and Harpoon are now wholly-owned subsidiaries of FH.  Expanse was incorporated on December 16, 2019 and is also a wholly-owned subsidiary of FH.

Prior to June 12, 2020 SETA was a wholly-owned subsidiary of ICATEN.  On June 10, 2020, each of Bagual, Grenadier, Pequod, Harpoon and Expanse entered into a Stock Purchase Agreement with ICATEN and in the case of Bagual, a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA.  The transactions closed on June 12, 2020 and the aggregate purchase price for the SETA shares was 5.47 Mexican pesos per share for 862,703,377 shares.

On September 14, 2020, the Reporting Persons filed a Schedule 13D amendment disclosing their beneficial ownership of Series B Shares formerly owned by the ICA Parties and the ICA Parties filed a final Schedule 13D amendment disclosing that the ICA Parties no longer beneficially own any securities of the Issuer, and therefore their obligation to file further amendments to this statement had terminated.

David Martínez has been the ultimate beneficial owner of the interest in the Issuer acquired from the ICA Parties at all times since the acquisition on June 16, 2016.

Intentions Relating to the Series B Shares

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire Series B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Series B Shares or the Series BB shares owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons. The Reporting Persons continuously analyze investment opportunities and adjust their allocations of capital, which results in many of the considered transactions not proceeding beyond the evaluation stage.

In addition, the Reporting Persons have considered from time to time making a tender offer, in Mexico or globally, for an additional interest in Series B Shares of the Issuer, without exceeding an aggregate interest of 40% of the outstanding shares of the Issuer.  In connection with consideration of such an offer, the Reporting Persons have evaluated alternative possibilities for the financial, legal and regulatory structures available for such an offer, and have engaged in exploratory discussions regarding those possibilities with, among others, potential providers of financing, potential dealer-managers and regulatory authorities in the United States and Mexico.  In August 2020, the Reporting Persons considered the possibility of making a tender offer for Series B Shares, subject to market conditions and the resolution of structural considerations.  On that occasion, the Reporting Persons discussed the possibility with potential providers of financing and with regulatory authorities (in each case, on an exploratory basis).  However, the Reporting Persons suspended those discussions in early September 2020 before reaching any determinations about the size, price or structure of a possible offer, due to then current market conditions and the financing options available at the time.

Since the prior tender efforts were suspended in September 2020, the Reporting Persons have continued to consider a number of different structures that might permit a tender offer and have explored various alternatives for financing. As of the date of this Tenth Amendment, the Reporting Persons have recommenced their evaluation of alternative possibilities for the financial, legal and regulatory structures potentially available for such an offer, and their consideration of the size and price for such an offer, but they have not determined to proceed, and there can be no assurance that they will proceed with any offer.  If the Reporting Persons were to proceed with such an offer, the Reporting Persons currently expect that any such offer would be for at least 19,505,578 Series B Shares (or 5% of the aggregate outstanding shares of the Issuer) and up to 97,527,889 Series B Shares (or 25% of the aggregate outstanding shares of the Issuer) for an expected purchase price of up to Ps.137 per Series B Share (or the corresponding price in US dollars per American Depositary Share representing Series B Shares, based on the US dollar / Mexican peso exchange rate upon settlement).  The expected offer amount and purchase price disclosed above and the willingness of the Reporting Persons to proceed with an offer are subject to change based on market conditions, obtaining financing, obtaining regulatory approval in the United States and Mexico, obtaining approval by the board of the Issuer and other factors, and there can be no assurance that the Reporting Persons will proceed with any offer.  As of the date of this Tenth Amendment, these plans remain preliminary and subject to change, and the Reporting Persons have not yet determined to proceed and have not commenced any tender offer. The Reporting Persons do not expect to be in a position to commence an offer before the final week of January 2021. The Reporting Persons anticipate that they would try to finalize their financing commitments in the first ten business days of any offer, and if they are able to obtain satisfactory financing commitments, they would disclose the terms of such financing commitments to the extent required by applicable law, any financing conditions would then be satisfied and the Reporting Persons would maintain the offer open for acceptances for the time prescribed by applicable law.

This Tenth Amendment is not an offer to purchase or a solicitation of an offer to sell any Series B Shares. Any solicitation or offer will only be made through separate materials filed with the SEC.  The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.  The potential tender offer for the outstanding Series B Shares described in this Tenth Amendment has not yet commenced and may never commence.  If and when the planned offer is commenced, the Reporting Persons will file a tender offer statement on Schedule TO with the SEC.  The board of directors of the Issuer will be required to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer once the offer is announced.  THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS THAT WOULD BE USED IN CONNECTION WITH A POTENTIAL OFFER, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO SUCH OFFER.  Those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as described in Item 4 above, which is incorporated herein by reference, and in the agreements attached as exhibits hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description

20	Rescue Financing agreement dated as of June 16, 2016 among Fintech Europe S.á.r.l. and Empresas, S.A.B. de C.V.

21	Split-Off Agreement, dated as of April 16, 2019, by and among Fintech Advisory, Inc., Fintech Advisory Escindida Inc. and Mr. David Martínez.

22	Stock Purchase Agreement dated as of June 10, 2020 among ICA Tenedora, S.A. de C.V.; ICA Infraestructura, S.A. de C.V. and Bagual S.à r.l.

23	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Grenadier S.à r.l.

24	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Pequod S.à r.l.

25	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Harpoon S.à r.l.

26	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Expanse S.à r.l.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2020

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH HOLDINGS INC.

By:	/s/ David Martínez
	Name:	David Martínez
	Title:	Authorized Person

BAGUAL S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

GRENADIER S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

PEQUOD S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

HARPOON S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

EXPANSE S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.

By:	/s/ Christian Whamond
	Name:	Christian Whamond
	Title:	Authorized Person